GHP Horwath
Certified Public Accountants and Business Consultants

GHP Horwath, P.C.
1670 Broadway, Suite 3000
Denver, Colorado 80202
303.831.5000
303.831.5032 Fax
www.GHPHorwath.com

March 12, 2009

Asian Trends Media Holdings, Inc.
Suite 1902, 19th Floor, Tower II, Kodak House,
Quarry Bay, Hong Kong

This is to confirm that the client-auditor relationship between Asian Trends Media Holdings, Inc. (formerly Clifford China Estates, Inc., commission File No. 000-52020) and GHP Horwath, P.C. has ceased.

Very truly yours,

GHP Horwath, P.C.

GHP Horwath, P.C.

Copy: Office of the Chief Accountant
Mail Stop 6561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549